UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. ___)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

ONDAS HOLDINGS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68236H 10 5

(CUSIP Number)

Menashe Shahar

165 Gibraltar Court

Sunnyvale, CA 94089

(650) 814-7377

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 27, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68236H 10 5		Page 2 of 6 Pages
1.		Name of Reporting Person. MENASHE SHAHAR
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,966,544
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 2,966,544
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,966,544
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 5.9%
14.		Type of Reporting Person IN

CUSIP No. 68236H 10 5	Page 3 of 6 Pages

Item 1.                   Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.0001 par value, of Ondas Holdings Inc., a Nevada corporation (the "Company" or "Issuer"). The address of the principal executive office of the Company is 165 Gibraltar Court, Sunnyvale, CA 94089.

Item 2.                   Identity and Background.

(a)          Name: Menashe Shahar (the "Reporting Person").

(b)          Residence or Business Address of Reporting Person:

165 Gibraltar Court, Sunnyvale, CA 94089.

(c)          Present principal occupation or employment of Reporting Person: Co-founder and Chief Technology Officer of Ondas Networks Inc., a wholly owned subsidiary of Ondas Holdings Inc.

(d)          During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)          Citizenship: Mr. Shahar is a citizen of the United States of America.

Item 3.                   Source and Amount of Funds or Other Consideration.

PF-Personal Funds

Acquisition of Founder Shares of Ondas Networks Inc., a private company

On September 24 2007, as co-founder of Ondas Networks Inc., formerly known as Full Spectrum Inc., ("Ondas Networks"), Mr. Shahar was issued 2,375,000 shares of common stock of Ondas Networks as founder shares. In September 2016, Ondas Networks affected a reverse split of its shares of common stock on a 1 for 3.879 basis resulting in Mr. Shahar's adjusted ownership of 612,271 shares of common stock of Ondas Networks.

Purchase of Shares of Ondas Networks Inc., a private company

On April 13, 2018, Mr. Shahar executed a subscription agreement to purchase 163,702 shares of common stock of Ondas Networks in a private placement at a purchase price of $0.0027 per share, or an aggregate of $442, resulting in an increased ownership for Mr. Shahar of 775,973 shares of common stock of Ondas Networks.

CUSIP No. 68236H 10 5	Page 4 of 6 Pages

Exchange of Ondas Networks' Shares for Ondas Holdings' Shares

On September 28, 2018, Ondas Networks was acquired as a wholly owned subsidiary by the Issuer in which the 775,973 shares of common stock of Ondas Networks owned by Mr. Shahar were exchanged for shares of common stock of the Issuer at an exchange rate of one share of Ondas Networks for 3.823 shares of the Issuer, resulting in an ownership for Mr. Shahar of 2,966,544 shares of common stock of the Issuer.

Item 4.                   Purpose of Transaction.

See Item 3 above.

The Reporting Persons have no plans which relate to or would result in:

(a)       The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)       Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)       Any material change in the present capitalization or dividend policy of the Issuer;

(f)       Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)       Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)       Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)       Any action similar to any of those enumerated above.

CUSIP No. 68236H 10 5	Page 5 of 6 Pages

Item 5.                   Interest in Securities of the Issuer.

(a)   The Reporting Person owns 2,966,544 shares of common stock of the Issuer. The percentage of class for the Reporting Person of 5.9% is based on 50,463,732 shares outstanding. Mr. Shahar exercises voting and dispositive power over all such shares.

(b)   Mr. Shahar has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the 2,966,544 shares of common stock of the Issuer owned directly by him. (See Rows 7-10 of page 2 herein.)

(c)   Please see Item 3 above for the description of the transaction relative to the shares acquired by the Reporting Person.

(d)   The Reporting Person knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)   Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Except for as outlined herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                   Material to be Filed as Exhibits.

None.

CUSIP No. 68236H 10 5	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 31, 2019	By:	/s/ Menashe Shahar
Menashe Shahar